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                              [SUNBELT AUTOMOTIVE
                                 GROUP [LOGO]]
                          5901 Peachtree Dunwoody Road
                                  Suite 250-B
                               Atlanta, GA 30328

Telephone:                                                           Facsimile:
------------                                                        ------------
678-443-8100                                                        678-443-8130


September 30, 1998


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW / Mail Stop 3-9
Washington, DC 20549

Re: Request for Withdrawal of Registration Statement on Form 8-A
    (File No. 000-24717)


Ladies and Gentlemen:

The undersigned registrant, Sunbelt Automotive Group, Inc. (the "Company"), requests the withdrawal of the Company's Registration Statement on Form 8-A originally filed with the Securities and Exchange Commission on July 30, 1998. The Company is withdrawing the Registration Statement on Form 8-A because, in the opinion of management, given current market conditions, it would not be in the Company's best interest to proceed with a public offering at this time. The Company has requested the withdrawal of its related Registration Statement on Form S-1 (File No. 333-51451) under separate cover. None of the shares registered have been sold pursuant to such Registration Statements.

Should you have any questions about this matter, please feel free to contact David S. Cooper or Thomas L. Hanley of Schnader Harrision Segal & Lewis LLP at
(404) 215-8100 or (202) 216-4200 respectively.

Very truly yours,

Sunbelt Automotive Group, Inc.

By: /s/ CHARLES K. YANCEY
    ---------------------------
    Charles K. Yancey
    President & Chief Operating Officer